# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: StubHub Holdings, Inc., CIK 0001337634
CUSIP: 86384P109
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 175 Greenwich Street, 59th Floor, New York, New York (NY), 10007
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001508900

## Reporting persons
- Bessemer Venture Partners VIII L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 9,225,192; shared voting power 0; sole dispositive power 9,225,192; shared dispositive power 0; aggregate amount beneficially owned 9,225,192 (3% of the class)
- Bessemer Venture Partners VIII Institutional L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 11,094,612; shared voting power 0; sole dispositive power 11,094,612; shared dispositive power 0; aggregate amount beneficially owned 11,094,612 (3.6% of the class)
- Bessemer Venture Partners Century Fund Institutional L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 1,483,570; shared voting power 0; sole dispositive power 1,483,570; shared dispositive power 0; aggregate amount beneficially owned 1,483,570 (0.5% of the class)
- Bessemer Venture Partners Century Fund L.P.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 235,115; shared voting power 0; sole dispositive power 235,115; shared dispositive power 0; aggregate amount beneficially owned 235,115 (0.08% of the class)
- Deer VIII & Co. L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 20,319,804; shared voting power 0; sole dispositive power 20,319,804; shared dispositive power 0; aggregate amount beneficially owned 20,319,804 (6.6% of the class)
- Deer VIII & Co. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 20,319,804; shared voting power 0; sole dispositive power 20,319,804; shared dispositive power 20,319,804; aggregate amount beneficially owned 20,319,804 (6.6% of the class)
- Deer X & Co. L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 1,718,685; shared voting power 0; sole dispositive power 1,718,685; shared dispositive power 0; aggregate amount beneficially owned 1,718,685 (0.6% of the class)
- Deer X & Co. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 1,718,685; shared voting power 0; sole dispositive power 1,718,685; shared dispositive power 0; aggregate amount beneficially owned 1,718,685 (0.6% of the class)
- Cloud All Star Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 46,808; shared voting power 0; sole dispositive power 46,808; shared dispositive power 0; aggregate amount beneficially owned 46,808 (0.02% of the class)
- Deer Management Co. LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 46,808; shared voting power 0; sole dispositive power 46,808; shared dispositive power 0; aggregate amount beneficially owned 46,808 (0.02% of the class)

## Item 1. Issuer
Name of issuer: StubHub Holdings, Inc.
Address of issuer's principal executive offices: 175 Greenwich Street, 59th Floor, New York, NY 10007

## Item 2. Person Filing
Name of person filing:
This statement is being filed by the following persons with respect to certain shares of Class A Common Stock (the "Shares" or the "Common Stock") of the Issuer. Bessemer Venture Partners VIII L.P. ("BVP VIII"), Bessemer Venture Partners VIII Institutional L.P. ("BVP VIII Inst" and together with BVP VIII, the "BVP III Funds"), Bessemer Venture Partners Century Fund Institutional L.P. ("BVP CF Inst"), and Bessemer Venture Partners Century Fund L.P. ("BVP CF", and together with BVP CF Inst, the "BVP Century Funds") directly own shares of Class A Common Stock.

Deer VIII & Co. Ltd. ("Deer VIII Ltd") is the general partner of Deer VIII & Co. L.P. ("Deer VIII LP"), which is the general partner of the BVP III Funds.

Deer X & Co. Ltd. ("Deer X Ltd") is the general partner of Deer X & Co. L.P. ("Deer X LP"), which is the general partner of the BVP Century Funds.

Cloud All Star Fund, LP ("CASF") directly own shares of Class A Common Stock. Deer Management Company LLC ("Deer") is the management company of the Funds and owns a material interest in Cloud All Star Fund GP, LLC, the general partner of CASF.

BVP VIII, BVP VIII Inst, BVP CF Inst, BVP CF, CASF, Deer VIII Ltd, Deer VIII LP, Deer X Ltd, Deer X LP and Deer are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence:
The address of the principal business office of the Reporting Persons is:

c/o Bessemer Venture Partners

1865 Palmer Avenue; Suite 104

Larchmont, NY 10583
Citizenship: Cayman Islands and Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
BVP VIII- 9,225,192 shares
BVP VIII Inst- 11,094,612 shares
BVP CF Inst -1,483,570 shares
BVP CF - 235,115 shares
CASF - 46,808 shares
Deer VIII Ltd - 20,319,804 shares
Deer VIII LP - 20,319,804 shares
Deer X Ltd - 1,718,685 shares
Deer X LP - 1,718,685 shares
Deer - 46,808 shares
Percent of class:
BVP VIII- 3.0%
BVP VIII Inst- 3.6%
BVP CF Inst - 0.5%
BVP CF - 0.08%
CASF - 0.02%
Deer VIII Ltd - 6.6%
Deer VII LP - 6.6%
Deer X Ltd -0.6%
Deer X LP - 0.6%
Deer -0.02%
Sole power to vote or to direct the vote:
BVP VIII- 9,225,192 shares
BVP VIII Inst- 11,094,612 shares
BVP CF Inst -1,483,570 shares
BVP CF - 235,115 shares
CASF - 46,808 shares
Deer VIII Ltd - 20,319,804 shares
Deer VIII LP - 20,319,804 shares
Deer X Ltd - 1,718,685 shares
Deer X LP - 1,718,685 shares
Deer - 46,808 shares
Shared power to vote or to direct the vote:
BVP VIII- 0 shares
BVP VIII Inst- 0 shares
BVP CF Inst - 0 shares
BVP CF - 0 shares
CASF - 0 shares
Deer VIII Ltd - 0 shares
Deer VIII LP - 0 shares
Deer X Ltd - 0 shares
Deer X LP - 0 shares
Deer - 0 shares
Sole power to dispose or to direct the disposition:
BVP VIII- 9,225,192 shares
BVP VIII Inst- 11,094,612 shares
BVP CF Inst -1,483,570 shares
BVP CF - 235,115 shares
CASF - 46,808 shares
Deer VIII Ltd - 20,319,804 shares
Deer VIII LP - 20,319,804 shares
Deer X Ltd - 1,718,685 shares
Deer X LP - 1,718,685 shares
Deer - 46,808 shares
Shared power to dispose or to direct the disposition:
BVP VIII- 0 shares
BVP VIII Inst- 0 shares
BVP CF Inst - 0 shares
BVP CF - 0 shares
CASF - 0 shares
Deer VIII Ltd - 0 shares
Deer VIII LP - 0 shares
Deer X Ltd - 0 shares
Deer X LP - 0 shares
Deer - 0 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: As the general partner of Deer VIII & Co. L.P., which in turn is the general partner of the BVP III Funds, Deer VIII & Co. Ltd. may be deemed to beneficially own all 20,319,804 Shares held directly by the BVP III Funds and have the power to direct the dividends from or the proceeds of the sale of such Shares. As the general partner of Deer X & Co. L.P., which in turn is the general partner of the BVP Century Funds, Deer X & Co. Ltd. may be deemed to beneficially own all 1,718,685 Shares held directly by the BVP Century Funds and have the power to direct the dividends from or the proceeds of the sale of such Shares. Deer owns a material interest in Cloud All Star Fund GP, LLC, the general partner of CASF, Deer may be deemed to beneficially own all 46,808 Shares held directly by CASF and have the power to direct the dividends from or the proceeds of the sale of such Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Bessemer Venture Partners VIII L.P.: /s/ Scott Ring, Scott Ring, General Counsel, Deer VIII & Co. Ltd., the General Partner of Deer VIII & Co. L.P., the General Partner of Bessemer Venture Partners VII (11/14/2025)
- Bessemer Venture Partners VIII Institutional L.P.: /s/ Scott Ring, /s/ Scott Ring, General Counsel Deer VIII & Co. Ltd., the GP of Deer VIII & Co. L.P. (11/14/2025)
- Bessemer Venture Partners Century Fund Institutional L.P.: /s/ Scott Ring, Scott Ring, GC Deer X &Co. Ltd., the GP of Deer X & Co. L.P., the GP of Bessemer Venture Partners X, L.P. (11/14/2025)
- Bessemer Venture Partners Century Fund L.P.: /s/ Scott Ring, Scott Ring, GC Deer X&Co. Ltd., the GP of Deer X &Co. L.P., the GP of Bessemer Venture Partners X Institutional L.P. (11/14/2025)
- Deer VIII & Co. L.P.: /s/ Scott Ring, Scott Ring, General Counsel, Deer VIII & Co. Ltd., the General Partner of Deer VIII & Co. L.P. (11/14/2025)
- Deer VIII & Co. Ltd.: /s/ Scott Ring, Scott Ring, General Counsel, Deer VIII & Co. Ltd. (11/14/2025)
- Deer X & Co. L.P.: /s/ Scott Ring, Scott Ring, General Counsel, Deer X & Co. Ltd., the General Partner of Deer X & Co. L.P. (11/14/2025)
- Deer X & Co. Ltd.: /s/ Scott Ring, Scott Ring, General Counsel, Deer X & Co. Ltd. (11/14/2025)
- Cloud All Star Fund, L.P.: /s/ John Ailanjian, John Ailanjian, Managing Member and Authorized Signatory (11/14/2025)
- Deer Management Co. LLC: /s/ Scott Ring, Scott Ring, General Counsel (11/14/2025)